SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS

In the terms of the company announcement published on 06.30.2005, Unibanco Holdings S.A. (“Unibanco Holdings”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) announce that the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities and Exchange Commission, released OFÍCIO/CVM/SEP/GEA-1/Nº 440/05, authorizing Unibanco Holdings to include a new record date for the current Conversion Program of preferred shares into Units (Bovespa: UBBR11).

According to the request made by Unibanco Holdings, now authorized by CVM, shareholders who have, on 08.19.2005, pairs of preferred shares of Unibanco (Bovespa: UBBR4) or pairs of preferred shares of Unibanco Holdings (Bovespa: UBHD6), will be able to adhere to the mentioned Conversion Program.

Shareholders who comply with the above mentioned description, and who wish to adhere to the Conversion Program, should send a written request addressed to Unibanco Holdings, by filing an specific form, which will be available from 08.19.2005 on. For further information on the Conversion Program, please visit Unibanco’s Investor Relations website at www.ir.unibanco.com.

São Paulo, August 11, 2005.

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Osias Santana de Brito	Geraldo Travaglia Filho

Investor Relations Officer	Investor Relations Officer

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-6182
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.